Exhibit 99.2

Chapter B -

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended

September 30, 2019

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended September 30, 2019

We hereby present the Board of Directors’ report on the state of affairs of “Bezeq” - The Israel Telecommunication Corporation Ltd. (“the Company”) and the consolidated Group companies (the Company and the consolidated companies, jointly - “the Group”), for the nine months ended September 30, 2019 (“the Period”) and the three months then ended (“Quarter”).

The Board of Directors’ report includes a condensed review of its subject-matter, and was prepared assuming the Board of Directors’ report of December 31, 2018 is also available to the reader.

For information concerning the Israel Securities Authority and the Israel Police’s investigation, see Note 1.2 to the financial statements.

The auditors have drawn attention to the matter in their opinion of the financial statements.

In its financial statements, the Group reports on four main operating segments:

1.	Domestic Fixed-Line Communications

2.	Cellular Communications

3.	International Communications, Internet and NEP Services

4.	Multi-Channel Television

It is noted that the Company’s financial statements also include an “Others” segment, which comprises mainly online content services (through “Walla”) and call center services (through “Bezeq Online”). The “Others” segment is immaterial at the Group level.

The Group’s results were as follows:

	1-9.2019	1-9.2018	Increase (decrease)		7-9.2019	7-9.2018	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	NIS millions	NIS millions	NIS millions	%
Profit (loss)	(1,082)	689	(1,771)	-	191	234	(43)	(18.4)
EBITDA[1]	2,301	2,871	(570)	(19.9)	940	976	(36)	(3.7)

The decrease in the above results in the Period was attributable to lower operating profit, mainly due to losses of NIS 951 million in impairment of goodwill in the Cellular Communications segment, See Note 5.1 to the financial statements. This decrease was partially offset, mainly by NIS 403 million in capital gains on the sale of a land asset in the Sakia property. See Note 7 to the financial statements. Furthermore, the change in the Group’s profits was affected by the write-off of the tax asset for losses in DBS, to the amount of NIS 1,166 million, effected as a change of an accounting estimate. See Note 6 to the financial statements.

Results for the Quarter were affected by higher operating profits, wholly offset by increased finance expenses, as detailed below.

	1-9.2019	1-9.2018	7-9.2019	7-9.2018
EBITDA calculations	NIS millions	NIS millions	NIS millions	NIS millions
Operating profit	876	1,262	459	429
Depreciation, amortization and impairment	1,425	1,609	481	547
EBITDA	2,301	2,871	940	976

[1]	EBITDA - In light of the continued impairment of DBS’s and Walla’s property, plant and equipment and intangible assets, the definition for EBITDA was updated as from the first quarter of 2019, as follows: operating profit before depreciation and amortization and continued losses from impairment of property, plant and equipment and intangible assets (see Notes 3.1 and 5 to the financial statements).

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended September 30, 2019

1.	The Board of Directors’ explanations on the state of the Company’s affairs, the results of its operations, equity, cash flows, and additional matters

1.1	Financial position

	September 30, 2019	September 30, 2018	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation

Cash and current investments	2,389	2,925	(536)	(18.3)	The decrease was mainly recorded in Domestic Fixed-Line Communications cash balances, including due to early repayment of loans and debentures in the third quarter of 2019. For more information, see Section 1.3 - Cash Flows, below.
Current and non-current trade and other receivables	2,505	2,527	(22)	(0.9)
Inventory	94	86	8	9.3
Broadcasting rights	63	470	(407)	(86.6)	The decrease was due to the asset’s impairment in DBS. See Note 5.2 to the financial statements.
Usage right assets	1,361	1,434	(73)	(5.1)	This decrease was mainly attributable to the Domestic Fixed-Line Communications segment.
Property, plant and equipment	6,217	6,789	(572)	(8.4)	The decrease was mainly due to the asset’s impairment in DBS. See Note 5.2 to the financial statements.
Intangible assets	968	2,627	(1,659)	(63.2)	The decrease was mainly due to a NIS 951 million impairment in goodwill attributed to the Cellular Communications segment in the Period, and impairment and amortization of excess acquisition costs attributed to DBS and impairment of other intangible assets in DBS. See Note 5 to the financial statements.
Deferred tax assets	18	1,041	(1,023)	(98.3)	The decrease was due to a NIS 1,166 million write-off of the tax asset for DBS’s losses, effected as a change of an accounting estimate in the second quarter of 2019. See Note 6 to the financial statements. The decrease was partially offset by the reversal of a tax reserve for DBS’s impairment in 2018.
Deferred costs and non-current investments	469	519	(50)	(9.6)	The decrease includes impairment of a subscriber acquisition asset in DBS at the end of 2018, and impairment of assets in the International Communications, Internet, and NEP Services segment.
Investment property	-	140	(140)	(100)	The balance was reduced after completion of the Sakia land asset’s sale and recognition of capital gains (see Note 7 to the financial statements).
Total assets	14,084	18,558	(4,474)	(24.1)

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended September 30, 2019

1.1.	Financial Position (Contd.)

	September 30, 2019	September 30, 2018	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	Explanation
Debt to financial institutions and debenture holders	10,519	11,947	(1,428)	(12.0)	This decrease in debt balances was due to loan and debenture repayments, including an early repayment carried out in the present Quarter (see Note 8.3 to the financial statements). These were offset by debenture issuances and new loans in the Domestic Fixed-Line Communications segment.
Liabilities for leases	1,416	1,467	(51)	(3.5)
Trade and other payables	1,503	1,602	(99)	(6.2)	The decrease was due, among other things, to timing differences.
Employee benefits	904	596	308	51.7	The increase was due to an increase in provisions for an early retirement plan in the Domestic Fixed-Line Communications segment in the fourth quarter of 2018, and provisions for early retirement arrangements and a streamlining agreement in the Multi-Channel Television segment and the International Communications, Internet, and NEP Services segment, respectively, in the Period (see Note 9 to the financial statements).
Tax liabilities	65	100	(35)	(35.0)
Dividend payable	-	318	(318)	(100)
Other liabilities	360	358	2	0.6
Total liabilities	14,767	16,388	(1,621)	(9.9)
Total equity (equity deficit)	(683)	2,170	(2,853)	-	The equity deficit comprises 4.8% of the balance sheet total, as compared to equity comprising 11.7% of the balance sheet total on September 30, 2018. The transition to equity deficit was mainly due to losses recorded in the present Period, attributable mainly to losses from impairment of goodwill in the Cellular Communications segment and the write-off of the tax asset for DBS’s losses.
					Equity was also down due to losses recorded in the fourth quarter of 2018.
	14,084	18,558	(4,474)	(24.1)

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended September 30, 2019

1.2	Results of operations

1.2.1	Highlights

	1-9.2019	1-9.2018	Increase (decrease)		7-9.2019	7-9.2018	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	NIS millions	NIS millions	NIS millions	%	Explanation
Revenues	6,727	6,995	(268)	(3.8)	2,247	2,301	(54)	(2.3)	The decrease was due to lower revenues across all the Group’s core segments (excluding the Cellular Communications segment, where revenues increased in the Quarter).
General and operating expenses	2,420	2,494	(74)	(3.0)	794	815	(21)	(2.6)	The decrease in the present Period was mainly attributable to the Cellular Communications and Multi-Channel Television segments.
Salaries	1,455	1,507	(52)	(3.5)	474	494	(20)	(4.0)	The decrease was due to lower expenses across all the Group’s core segments, following downsizing efforts.
Depreciation, amortization and impairment	1,425	1,609	(184)	(11.4)	481	547	(66)	(12.1)	The decrease in depreciation and amortization costs was mainly due to impairment of depreciable assets and excess acquisition costs in DBS in the fourth quarter of 2018. On the other hand, in the present Period and Quarter, the item included an ongoing impairment of DBS’s assets (property, plant and equipment and intangible assets). See Note 5.2 to the financial statements.
Other operating expenses (income), net	(400)	113	(513)	-	39	6	33	-	The transition from net expenses to net income in the present Period was attributable to the Domestic Fixed-Line Communications segment, mainly following NIS 403 million in capital gains from the sale of a land asset in the Sakia property (see Note 7 to the financial statements). This change was partially offset by a streamlining arrangement in the Multi-Channel Television segment (in the Period) and a streamlining agreement in the International Communications, Internet, and NEP Services segment (in the Quarter), to the amount of NIS 45 million in each segment (see Note 9 to the financial statements).
Impairment loss	951	10	941	-	-	10	(10)	(100)	Loss from impairment of goodwill in Cellular Communications operations. See Note 5.1 to the financial statements.
Operating profit (loss)	876	1,262	(386)	(30.6)	459	429	30	7.0
Finance expenses, net	440	327	113	34.6	205	109	96	88.1	This increase in net finance expenses was mainly attributable to the Domestic Fixed-Line Communications segment, mostly due to finance costs from the early repayment of loans and debentures (see Notes 8.3 and 16 to the financial statements).
Share in losses of investees	2	3	(1)	(33.3)	1	1	-	-
Income tax	1,516	243	1,273	-	62	85	(23)	(27.1)	Taxes were up in the present Period following reversal of the tax asset recognized on DBS’s losses, and recognition of NIS 1,166 million in tax expenses in the second quarter of 2019. See Note 6.1 to the financial statements. Taxable profits were also up, mainly due to capital gains recognized on the sale of a land asset in the Sakia property in the Period.
Profit (loss) for the period	(1,082)	689	(1,771)	-	191	234	(43)	(18.4)

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended September 30, 2019

1.2.2	Operating segments

A.	Revenue and operating profit data, presented by the Group’s operating segments:

	1-9.2019		1-9.2018		7-9.2019		7-9.2018
	NIS millions	% of total revenues	NIS millions	% of total revenues	NIS millions	% of total revenues	NIS millions	% of total revenues
Revenues by operating segment
Domestic Fixed-Line Communications	3,088	45.9	3,170	45.3	1,025	45.6	1,043	45.3
Cellular Communications	1,760	26.1	1,825	26.1	612	27.2	604	26.3
International Communications, Internet and NEP Services	1,009	15.0	1,021	14.6	329	14.6	333	14.5
Multi-Channel Television	1,014	15.1	1,117	16.0	334	14.9	367	15.9
Others and adjustments	(144)	(2.1)	(138)	(2.0)	(53)	(2.3)	(46)	(2.0)
Total	6,727	100	6,995	100	2,247	100	2,301	100

	1-9.2019		1-9.2018		7-9.2019			7-9.2018
	NIS millions	% of segment revenues	NIS millions	% of segment revenues	NIS millions		% of segment revenues	NIS millions	% of segment revenues
Operating profit by segment
Domestic Fixed-Line Communications	1,846	59.8	1,311	41.4	440		42.9	451	43.2
Cellular Communications*	(2)	(0.1)	2	0.1	16		2.6	(2)	(0.3)
International Communications, Internet and NEP Services	32	3.2	95	9.3	(20)		(6.1)	31	9.3
Multi-Channel Television	(96)**	(9.5)	(17)	(1.5)	(29	)**	(8.7)	1	0.3
Others and adjustments	(904)	-	(129)	-	52		-	(52)	-
Consolidated operating profit (loss) % of Group revenues	876	13.0	1,262	18.0	459		20.4	429	18.6

*	Impairment loss from Cellular Communications segment, as detailed in Note 5.1 to the financial statements, is presented under the adjustments item.

**	Results for the Multi-Channel Television segment are presented after adjustment for impairment losses, as detailed in Note 5.2 to the financial statements. These impairment losses are presented under the ‘Adjustments’ item.

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended September 30, 2019

1.2.2	Operating segments (contd.)

B.	Domestic Fixed-Line Communications Segment

	1-9.2019	1-9.2018	Increase (decrease)		7-9.2019	7-9.2018	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	NIS millions	NIS millions	NIS millions	%	Explanation
Fixed-line telephony	792	875	(83)	(9.5)	259	282	(23)	(8.2)	The decrease was due to a decrease in the subscriber base and lower ARPU on phone lines.
Internet - infrastructure	1,186	1,200	(14)	(1.2)	393	401	(8)	(2.0)	This decrease in revenues was mainly due to a decrease in the number of retail internet subscriber lines, offset by higher average revenues per retail user. This was coupled with a downward trend in revenues from wholesale internet services.
Transmission, data communications and others	902	898	4	0.4	304	291	13	4.5	The increase was mainly attributable to cellular handset sales.
Digital and cloud services	208	197	11	5.6	69	69	-	-	The increase in the Period was mainly due to IP Centrex services.
Total revenues	3,088	3,170	(82)	(2.6)	1,025	1,043	(18)	(1.7)
General and operating expenses	418	428	(10)	(2.3)	144	143	1	0.7	The change was mainly due to lower marketing and general and building maintenance expenses, offset by higher expenses on terminal equipment and materials.
Salaries	688	693	(5)	(0.7)	224	233	(9)	(3.9)
Depreciation and amortization	636	633	3	0.5	225	218	7	3.2
Other operating expenses (income), net	(500)	105	(605)	-	(8)	(2)	(6)	-	The change was mainly due to capital gains on real estate sales, primarily NIS 403 million in capital gains on the sale of the land asset in the Sakia property in the Period (see Note 7 to the financial statements).
									Furthermore, in the Period, the provision for termination of employment by way of early retirement was reduced, as compared to expenses from termination of employment by way of early retirement in the corresponding period of last year.
Operating profit	1,846	1,311	535	40.8	440	451	(11)	(2.4)
Finance expenses, net	454	353	101	28.6	207	113	94	83.2	The increase in net finance expenses was mainly due to NIS 73 million in finance costs on the early repayment of loans and Debentures (Series 7) recorded in the present Quarter (see Note 8.3 to the financial statements). Net finance expenses were also up due to finance expenses on employee benefits. This increase was partially offset, mainly by finance expenses recognized in the same period and quarter last year, following impairment in the fair value of the amount expected to have been returned to the Company on DBS’s acquisition.
Income tax	334	236	98	41.5	58	81	(23)	(28.4)
Segment profit	1,058	722	336	46.5	175	257	(82)	(31.9)

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended September 30, 2019

1.2.2	Operating segments (contd.)

C.	Cellular Communications segment

	1-9.2019	1-9.2018	Increase (decrease)		7-9.2019	7-9.2018	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	NIS millions	NIS millions	NIS millions	%	Explanation
Services	1,292	1,318	(26)	(2.0)	446	449	(3)	(0.7)	The decrease was mainly due to lower prices and migration of existing customers to cheaper plans offering greater data volumes at current market prices. This decrease in prices was partially offset by growth in the post-paid customer base.
Equipment sales	468	507	(39)	(7.7)	166	155	11	7.1	The decrease in the Period was mainly due to a decrease in the number of handsets sold, and lower income per unit due to changes in the handset sales mix. The increase seen in the Quarter was mainly attributable to growth in wholesale volumes.
Total revenues	1,760	1,825	(65)	(3.6)	612	604	8	1.3
General and operating expenses	1,009	1,048	(39)	(3.7)	348	344	4	1.2	The decrease in the present Period was mainly due to a reduction in the cost of handset sales and continued downsizing and streamlining of operating expenses. In the Quarter, these expenses were up, mainly due to an increase in the cost of sales for handsets.
Salaries	279	289	(10)	(3.5)	89	94	(5)	(5.3)	The decrease was mainly attributable to a reduction in the workforce.
Depreciation and amortization	469	478	(9)	(1.9)	157	161	(4)	(2.5)
Other operating expenses, net	5	8	(3)	(37.5)	2	7	(5)	(71.4)
Operating profit (loss)	(2)	2	(4)	-	16	(2)	18	-
Finance income, net	31	28	3	10.7	8	11	(3)	(27.3)
Income tax	7	8	(1)	(12.5)	6	3	3	100
Segment profit	22	22	-	-	18	6	12	200

For information on impairment in the mobile communications sector, see Note 5.1 to the financial statements.

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended September 30, 2019

1.2.2	Operating segments (contd.)

D.	International Communications, Internet and NEP Services

	1-9.2019	1-9.2018	Increase (decrease)		7-9.2019	7-9.2018	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	NIS millions	NIS millions	NIS millions	%	Explanation
Revenues	1,009	1,021	(12)	(1.2)	329	333	(4)	(1.2)	In the Period, the decrease was mainly due to lower revenues from international calls and internet operations and the sale of outsourcing operations in the second quarter of 2018. This decrease was offset by higher revenues from services and equipment to businesses.
General and operating expenses	582	561	21	3.7	194	184	10	5.4	The increase was due to an increase in the cost of sales for equipment and business licenses, and an increase in domestic and international bandwidth expenses. The increase was partially offset by lower international call expenses.
Salaries	196	228	(32)	(14.0)	63	70	(7)	(10.0)	The decrease was due to a reduction in the number of employee roster and, in the Period, was also due to the sale of outsourcing operations in the second quarter of 2018.
Depreciation and amortization	139	134	5	3.7	47	46	1	2.2	The increase in the present Period was due to increased amortization of the subscriber acquisition asset and amortization of international bandwidth.
Other expenses	60	3	57	-	45	2	43	-	The increase was due to NIS 45 million in expenses recognized in the Quarter pursuant to an agreement signed by the Company and Histadrut Clalit and the workers’ union in July 2019. The agreement includes streamlining and operational synergy initiatives (see Note 9.2 to the financial statements). Results were also affected by an increase in provisions for legal claims in the Period.
Operating profit (loss)	32	95	(63)	(66.3)	(20)	31	(51)	-
Finance expenses, net	10	11	(1)	(9.1)	3	4	(1)	(25.0)
Tax expenses	5	20	(15)	(75.0)	(5)	7	(12)	-
Segment profit (loss)	17	64	(47)	(73.4)	(18)	20	(38)	-

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended September 30, 2019

1.2.2	Operating segments (contd.)

E.	Multi-Channel Television

	1-9.2019*	1-9.2018	Increase (decrease)		7-9.2019*	7-9.2018	Increase (decrease)
	NIS millions	NIS millions	NIS millions	%	NIS millions	NIS millions	NIS millions	%	Explanation
Revenues	1,014	1,117	(103)	(9.2)	334	367	(33)	(8.9)	The decrease was mainly due to a decrease in the customer base and in ARPU.
General and operating expenses	667	712	(45)	(6.3)	219	229	(10)	(4.4)	The decrease was mainly due to a decrease in expenses for advertising and marketing, contractors and professional consultants which was offset (mainly in the Quarter) by higher content expenses.
Salaries	156	174	(18)	(10.3)	50	56	(6)	(10.7)	The decrease was mainly attributable to a reduction in the workforce.
Depreciation and amortization	252	239	13	5.4	93	81	12	14.8	The increase was mainly due to the impairment of STB boxes.
Other operating expenses, net	35	9	26	-	1	-	1	-	In the Period, the increase was mainly due to expenses recognized on an employee retirement arrangement (see Note 9.1 to the financial statements), offset by an update to the provision for legal claims.
Operating profit (loss)	(96)	(17)	(79)	-	(29)	1	(30)	-
Finance expenses (income), net	11	(7)	18	-	4	3	1	33.3	The change in net finance expenses in the present Period was mainly due to a change in the fair value of financial assets.
Tax expenses	2	1	1	100	1	-	1	-
Segment loss	(109)	(11)	(98)	-	(34)	(2)	(32)	-

*	The Multi-Channel Television segment’s results for the Period and Quarter are presented net of impairment. See Notes 5.2 and 18 to the financial statements.

This matches the way that the Group’s chief operating decision maker assesses the segment’s performance and decides on resource allocations for the segment.

Furthermore, see Note 19.3 for highlights from DBS’s financial statements.

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended September 30, 2019

1.3	Cash flow

	1-9.2019	1-9.2018	Change		7-9.2019	7-9.2018	Change
	NIS millions	NIS millions	NIS millions	%	NIS millions	NIS millions	NIS millions	%	Explanation
Net cash from operating activities	2,176	2,598	(422)	(16.2)	787	883	(96)	(10.9)	The decrease in net cash from operating activities was due to lower profits and changes in working capital, including employee retirement payments. In the Period, these were partially offset by a decrease in income tax payments on final tax assessments in the corresponding period last year.
									This decrease in cash flow in the present Period was reported across all of the Group’s core segments. The decrease in cash flow in the Quarter was mainly attributable to the Domestic Fixed-Line Communications segment.
Net cash used in investing activities	(1,172)	(2,543)	1,371	(53.9)	(123)	(232)	109	(47)	The decrease in net cash used in investing activities was mainly due to lower net investments in bank and other deposits (in the Quarter - an increase in net proceeds) in the Domestic Fixed-Line Communications segment. Furthermore, the present Period included proceeds on the sale of the Sakia property, and a refund of betterment levy received in the present Quarter (see Note 7 to the financial statements), as compared to betterment tax payments on the said sale in the same period last year.
Net cash used in financing activities	(1,255)	(828)	(427)	51.6	(996)	(166)	(830)	500	The increase in net cash used in financing activities was due to early repayment of loans and debentures in the present Quarter in the Domestic Fixed-Line Communications segment, which was partially offset by debenture issuances and new loans (see Note 8 to the financial statements). This increase was also partially offset by the lack of dividend payments in the present Period.
Net increase (decrease) in cash	(251)	(773)	522	(67.5)	(332)	485	(817)	(168.5)

Average volume in the reporting Period:

Long-term liabilities (including current maturities) to financial institutions and debenture holders - NIS 11,113 million.

Supplier credit: NIS 847 million. Short-term credit to customers: NIS 1,755 million. Long-term credit to customers: NIS 324 million.

Working Capital

As of September 30, 2019, the Group had a working capital surplus of NIS 967 million, as compared to a working capital surplus of NIS 509 million on September 30, 2018.

According to its separate financial statements, the Company had a working capital surplus of NIS 656 million as of September 30, 2019, as compared to a working capital surplus of NIS 355 million on September 30, 2018.

This increase in the Group’s and the Company’s working capital was mainly due to a decrease in current maturities on debentures and loans following loan and debenture repayments in accordance with the Company’s amortization schedule and including an early repayment made in the present Quarter while concurrently raising longer-duration debt (see Note 8 to the financial statements). Furthermore as of the financial statements’ date, there are no dividends payable. This increase was partially offset by a decrease in cash balances.

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended September 30, 2019

1.4	Disclosure on the Company’s projected cash flows

According to Regulation 10(b)(14) to the Securities Regulations (Periodic and Immediate Reports), 1970, and given the relevant warning sign of a deficit in equity in the Company’s separate statements and in the consolidated statements, the Company hereby presents its projected cash flow statement, disclosing the sources and uses of cash for the period starting October 1, 2019 and ending December 31, 2021.

Projected cash flows	From Oct. 1, 2019 through December 31, 2019	From Jan. 1, 2020 through December 31, 2020	From Jan. 1, 2021 through December 31, 2021
Company - Separate	NIS millions	NIS millions	NIS millions

Cash and cash equivalents at the beginning of the period	242 *	427	1,435

Sources - Company
Net cash from operating activities	483	1,844	1,948

Proceeds from the sale of property, plant and equipment	29	240	27
Proceeds from redemption of bank and other deposits	781	937	-
Miscellaneous	2	2	4
Cash flows from investing activities	812	1,179	31

Debenture issuance and new loans	325	900	400
Cash flows from financing activities	325	900 **	400
Total sources - Company	1,620	3,923	2,379
Sources from investees
Loans from investees	170	50	156
Repayment of loans to investees	15	90	-
Miscellaneous	1	3	-
Total cash from investees	186	143	156

Total sources	1,806	4,066	2,535

Projected liabilities (expected uses) - Company
Acquisition of fixed assets and investment in intangible assets	(219)	(862)	(939)
Cash used in investing activities	(219)	(862)	(939)

Repayment of bank loans	(118)	(344)	(222)
Repayment of debentures (public)	(661)	(589)	(597)
Repayment of private debentures and non-bank credit	(317)	(562)**	(98)
Principal and interest payments on leases	(29)	(112)	(110)
Interest payments and other finance expenses	(197)	(379)	(312)
Miscellaneous	(27)	(14)	(29)
Cash used in financing activities	(1,349)	(2,000)	(1,368)
Total uses - Company	(1,568)	(2,862)	(2,307)

*	The Company has NIS 1,718 million invested in deposits and money market funds that are available for short-term use.

**	In light of the Company’s current estimates, the projection for debenture issuances and new loans and the projection for (early) repayment of private debentures and non-bank credit facilities include an assumption concerning continuation of the plan for extending the debt’s duration in 2020.

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended September 30, 2019

1.4	Disclosure on the Company’s projected cash flows (Contd.)

Projected cash flows	From October 1, 2019 through December 31, 2019	From January 1, 2020 through December 31, 2020	From January 1, 2021 through December 31, 2021
Company - Separate (contd.)	NIS millions	NIS millions	NIS millions

Uses for investees
Investment in a subsidiary	(25)	(165)	(150)
Loans to subsidiaries	-	-	(8)
Interest payment	(28)	(31)	(36)
Total cash used in investees	(53)	(196)	(194)

Total uses	(1,621)	(3,058)	(2,501)

Cash and cash equivalents at the end of the period	427	1,435	1,469

Assumptions underlying the projected cash flows:

1.	Company projections concerning cash flows from operating activities and cash flows for investing activities:

A.	The Company’s and its investees’ projections for the period starting October 1, 2019 and ending December 31, 2019 are based on the Company’s and its investees’ budget, with such adjustments as dictated by actual performance and changing circumstances.

B.	The cash flow projections for the Company and its investees for 2020 and 2021 are based on current assessments for said years, prior to formulating the budget for the Company and its investees for 2020. The companies are currently working to formulate its budget and work plans for 2020, and any changes in the goals, targets, and focus of the Group’s companies may affect these assessments.

C.	The projected cash flows for the Company and its investees are based, among other things, on the performance of the Company and its investees in recent years and assessments concerning trends expected in the telecom market in the coming years. These include assessments concerning market competition, prices, consumer preferences, regulatory arrangements, technological developments, and the economy at large. Operating, sales and marketing expenses have been adjusted to match the projected scope of operations. As such, the projection includes assumptions concerning streamlining initiatives in the Company’s and its investees’ workforce and the associated retirement and salary costs.

D.	These projections do not include the effects of the removal of the Group’s structural separation and the merger with the subsidiaries, should these occur in the projected period.

2.	Material liabilities due for maturity in the first six months of the projected cash flow period

Principal repayments in the period between October 1, 2019 and December 31, 2020 according to the Company’s amortization schedules:

October 2019 - a NIS 56 million repayment of bank loans.

November 2019 - a NIS 62 million repayment of bank loans and a NIS 17 million repayment of private debentures and non-bank credit.

December 2019 - a NIS 661 million repayment of public debentures.

Early repayments in the period between October 1, 2019 and December 31, 2020:

In December 2019, the Company plans to effect the early repayment of private debentures and non-bank credit facilities to the total amount of NIS 300 million.

Sources for settling liabilities

The Company has sufficient sources to settle its liabilities, through cash generated from operating activities, cash balances and investments in deposits and money market funds which can be utilized in the short term, and by raising debt from bank and non-bank sources.

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended September 30, 2019

3.	The Board of Directors has reviewed and approved the sources included in the disclosure concerning projected cash flows, having found the scope of each source and its expected timing to be reasonable. The Board of Directors has also reviewed whether any restrictions applicable to the receipt of dividends, loans, and loan repayments from investees and is satisfied that they are expected to be received as planned.

The aforesaid disclosure concerning projected cash flows constitutes forward-looking information.

The Company’s assumptions and estimates concerning the projected cash flows, the sources for repaying the Company’s existing and expected liabilities, and concerning the assumptions underlying the projected cash flows are based on data available to the Company as of the reporting date, and assuming it continues operating in the ordinary course of business. There is no guarantee that these assumptions and estimates will materialize, in part or in full, as they also depend on external factors outside the Company’s control or over which the Company has only limited control, and also in light of current uncertainty in the Israeli telecom market. Actual data may differ materially from these assessments if there is a change in any of the factors originally taken into account.

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended September 30, 2019

2.	Disclosure Concerning the Company’s Financial Reporting

2.1	Disclosure of valuations

The following table discloses valuations pursuant to Regulation 8B to the Securities Regulations (Periodic and Immediate Reports), 1970.

Pelephone’s valuation is included in these financial statements by way of reference to the Company’s financial statements as of June 30, 2019, published on August 29, 2019.

	DBS - Extremely Material Valuation (1) Attached to the financial statements as of September 30, 2019	Pelephone - Extremely Material Valuation (2) Attached to the financial statements as of June 30, 2019
Subject of valuation	Net disposal value of DBS Satellite Services (1998) Ltd.’s assets, to test for impairment of intangible assets.	Pelephone’s EV to test for impairment of goodwill attributed for its operations in the Company’s financial statements pursuant to IAS 36.

Date of valuation	September 30, 2019; the valuation was signed on November 10, 2019.	June 30, 2019; valuation signed on August 25, 2019.

Value prior to the valuation	Negative amount of NIS (68) million.	NIS 2,165 carrying amount of Pelephone’s net operating assets * (NIS 1,027 million - balance of goodwill).

Value set in the valuation	Negative amount of NIS (148) million.	NIS 1,214 million. The Company concluded that there is impairment requiring a write-down of NIS 951 million in goodwill recognized in the Company’s books.

Assessor’s identity and profile	Prometheus Financial Advisory Ltd. The valuation was performed by a team headed by Mr. Gideon Peletz, CPA, who holds a BA in Accounting and Economics from the Tel Aviv University. Mr. Peletz has extensive experience performing valuations, financial statement analyses, preparing expert opinions, and providing various financial advisory services for companies and businesses. The assessor has no dependence on the Company. The Company has undertaken to indemnify the assessor for damages exceeding three times their fee, unless they acted maliciously.

Valuation model	NRV	Discounted Cash Flow method (DCF)

Assumptions used in the valuation	Assumptions concerning the NRV of DBS’s assets	Discount rate - 10.27% Permanent growth rate - 2.5% Scrap value from total appraised value - 96%

*	Pelephone’s net operating assets do not include trade receivable balances from installment-based handset sales, which are presented at present value.

(1)	Despite the negative value of DBS’s operations, the Company supports DBS by approving credit facilities or investing in DBS’s equity (see Note 4.3 to the financial statements). The Company’s support of DBS as aforesaid is due, among other things, to the Multi-Channel Television segment’s current and expected contribution to the Bezeq Group’s overall operations.

(2)	The period that elapsed between the effective date of Pelephone’s valuation and the approval date of this report exceeds 90 days. As of September 30, 2019, Pelephone tested for signs of impairment. As of the reporting date, no signs have been identified which may indicate possible additional impairment in the cash-generating unit referred to as the Cellular Communications segment.

For more information, see Note 5 to the financial statements.

Board of Directors’ Report on the State of the Company’s Affairs for the Period Ended September 30, 2019

2.2	Testing for impairment in the International Communications, Internet and NEP Services segment

Following on Section 3.2 to the Company’s Board of Directors’ Report of December 31, 2018, concerning a material valuation of Bezeq International, the latter performed a formal review to test for signs of impairment as of September 30, 2019. This review was performed in accordance with IAS 36 and in view of the small difference measured as of December 31, 2018 between the value of Bezeq International’s operations (NIS 1,061), and the carrying amount of its net operating assets (NIS 828 million). As of the financial statements’ date, no signs were found for impairment. It is clarified that the value of these operations are affected by assessments and forecasts concerning a long list of factors with various levels of influence on the value of operations, and that cash flows in the representative year significantly affect EV and changes in assessments concerning these cash flows significantly affect the valuation.

It is further clarified that internet operations are a key source of profit for Bezeq International, and changes in market trends in this segment, with no corresponding offsetting effect in Bezeq International’s other operations, may materially affect the valuation.

2.3	Due to claims filed against the Group, and for which exposure cannot yet be estimated or assessed at this time, the auditors have drawn attention to the matter in their opinion of the financial statements.

2.4	For information on material events subsequent to the financial statements’ date, see Note 20 to the financial statements.

3.	Details of debt certificate series

On April 8, 2019, Midroog Ltd. (“Midroog”) maintained its Aa2.il rating for the Company’s Debentures (Series 6,7,9, and 10) and changed its outlook from stable to negative (see immediate report, ref. no. 2019-01-032406). Furthermore, on May 7, 2019, S&P Global Ratings Maalot Ltd. (“Maalot”) affirmed its ilAA/Negative rating for the Company (see immediate report, ref. no. 2019-01-039834).

On August 6, 2019, Midroog posted an issuer comment concerning the Company’s debentures, while maintaining its Aa2.il/Negative rating for the debentures (see immediate report, ref. no. 2019-01-067917).

On August 12, 2019, Maalot announced that it was downgrading the Company and its subsidiaries, and of the Company’s debentures, to ilAA-/Negative following continued erosion in its operating results (see immediate report, ref. no. 2019-01.068886). The rating reports are included in this Board of Directors’ Report by way of reference.

In September 2019, the Company settled NIS 444 million par value of the Company’s Debentures (Series 7) by way of early repayment pursuant to a purchase offer made according to a specification at a price of 101.50 agorot per NIS 1 par value of debentures (see Note 8.3 to the financial statements).

4.	Miscellaneous

For information concerning the liabilities balances of the reporting corporation and those companies consolidated in its financial statements as of September 30, 2019, see the Company’s reporting form on the MAGNA system, dated November 18, 2019.

We thank the managers of the Group’s companies, its employees, and shareholders.

Shlomo Rodav	Dudu Mizrahi
Chairman of the Board	CEO

Signed: November 17, 2019